EXHIBIT 99.1

FIFTH AMENDMENT

To California Pizza Kitchen, Inc.

1998 Stock-Based Incentive Compensation Plan

This FIFTH AMENDMENT dated as of May 7, 2003 (this “Amendment”) amends the California Pizza Kitchen, Inc. (the “Corporation”) 1998 Stock-Based Incentive Compensation Plan (the “Plan”) and is made with reference to the following facts (all capitalized terms not otherwise defined herein have the meanings set forth in the Plan):

WHEREAS, on March 21, 2003, the Board adopted an amendment to the Plan, subject to shareholder approval, to increase the number of shares of Common Stock available for Awards under the Plan by five hundred thousand (500,000) shares, making the aggregate number of shares reserved for such issuance four million (4,000,000); and

WHEREAS, on May 7, 2003, a majority of the shareholders of the Corporation present and voting at a duly noticed and held meeting at which a quorum was present ratified and approved the increase in the number of shares available for Awards under the Plan.

NOW, THEREFORE, the terms of the Plan are amended as follows:

1. Amendment to the Plan. Section 5.1 of the Plan is deleted in its entirety and replaced with the following:

Subject to adjustment as provided in Section 7, the total number of shares of Common Stock available for Awards under the Plan shall be 4,000,000 shares. After the Company becomes Publicly Traded, no individual may receive Awards with respect to more than 600,000 shares of Common Stock in any year under the Plan.